

MANHATTAN MINERALS CORP.
NEWS RELEASE

November 26, 2004   Toronto Stock Exchange
                                                          Trading Symbol: MAN

MANHATTAN ANNOUNCES SALE OF PERUVIAN ASSETS

Manhattan Minerals Corp. (the "Company") is pleased to announce it has entered into an agreement for the sale of its Peruvian mineral property interests and assets.

The Company will receive the following consideration:

(a)   US$600,000;

(b)   the Purchaser will assume all of the $2,367,000 of debt presently owed by the Company pursuant to the convertible, redeemable promissory notes issued in October, 2002 (the "Promissory Notes"); and

(c)   a 2% net smelter return royalty.

The Company will retain the tax losses accrued to date, with the intention of selling the same separately.

There are a number of conditions precedent to be satisfied before closing, including:

1.   satisfactory due diligence by the Purchaser. In this regard, the Purchaser recognizes that (i) the Company's interest in the Tambogrande property is in dispute and subject to arbitration; (ii) the Compay's interest in the Papayo Joint Venture is in dispute; and (iii) the Company has good title to the Lancones property only,

2.   approval of the holders of the Promissory Notes;

3.   approval of the TSX; and

4.   if necessary, approval of the Company's shareholders.

There is no guarantee any or all of the conditions precedent will be satisfied or waived. The first condition precedent is to be satisfied within 30 days; the latter three within 60 days thereafter.

The purchaser of the Company's Peruvian assets is Solar Energy Ltd., a company traded on the OTC-BB. Solar Energy Ltd. may assign its interests in the contract prior to closing.

The Company intends to use the proceeds from the sale of its Peruvian assets to partially finance its acquisitions of mineral properties in Turkey.

ON BEHALF OF THE BOARD

"Peter Guest"

Peter J. Guest – President and CEO